Exhibit (a)(5)(iv)

World Headquarters 15350 Vickery Drive Houston, TX 77032 Elijio Serrano Chief Financial Officer 281-618-3665
NEWS RELEASE

FOR IMMEDIATE RELEASE
Thursday, September 29, 2005
EGL, Inc. Announces Preliminary Results of its
Share Repurchase Tender Offer
Houston, Texas — September 29, 2005 — EGL, Inc. (Nasdaq — EAGL) today announced the preliminary results of its modified “Dutch Auction” self-tender offer to purchase up to 9,615,000 shares of its common stock. The tender offer expired at 5:00 p.m., New York City time, on Wednesday, September 28, 2005.
Based on the preliminary count by the depositary for the tender offer, an aggregate of 8,453,015 shares were properly tendered and not withdrawn at or below a price of $26.00, including 3,026,994 shares that were tendered through notices of guaranteed delivery. Because shareholders tendered less than 9,615,000 shares, EGL anticipates that the tendered shares will not be subject to proration. As a result, EGL expects to purchase approximately 8,453,015 shares at a purchase price of $26.00 per share. These shares represent approximately 17.9% of EGL’s shares outstanding as of August 24, 2005.
The number of shares to be purchased and the price per share are preliminary. The determination of the final number of shares to be purchased and the final price per share is subject to confirmation by the depositary of the proper delivery of the shares validly tendered and not withdrawn. The actual number of shares validly tendered and not withdrawn and the final price per share will be announced following the completion of the confirmation process. Payment for the shares accepted for purchase and return of all other shares tendered and not accepted for purchase (if any) will occur promptly thereafter. For questions and information about the tender offer, please contact the information agent, Morrow & Co., Inc., toll free at 1-800-607-0088.

Houston-based EGL, Inc. operates under the name EGL Eagle Global Logistics. EGL is a leading global transportation, supply chain management and information services company dedicated to providing superior flexibility and fewer shipping restrictions on a price competitive basis. With 2004 revenues exceeding $2.7 billion, EGL’s services include air and ocean freight forwarding, customs brokerage, local pickup and delivery service, materials management, warehousing, trade facilitation and procurement, and integrated logistics and supply chain management services. EGL’s shares are traded on the NASDAQ National Market under the symbol “EAGL”.

CAUTIONARY STATEMENTS
The statements in this press release regarding the tender offer, its results, effect on any purchase of stock, the company’s or management’s intentions, beliefs or expectations, or that otherwise speak to future events, are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements involve risks and uncertainties including, but not limited to, the risk of the failure of shareholders to deliver shares in accordance with a notice of guaranteed delivery, risks associated with the conditions to the tender offer as described in the Offer to Purchase and Schedule TO, as amended, general economic conditions, risks associated with operating in international markets, the results of litigation, competition and other factors detailed in EGL’s 2004 Form 10-K and Schedule TO, each as amended and other filings with the Securities and Exchange Commission. If one or more of these risks or uncertainties materialize (or the consequences of such a development worsen), or if underlying assumptions prove incorrect, actual outcomes may vary materially from those forecasted or expected. EGL disclaims any intention or obligation to update publicly or revise such statements, whether as a result of new information, future events or otherwise.